UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): August 17, 2020

ADURO BIOTECH, INC.

(Exact name of Registrant as Specified in its Charter)

Delaware	001-37345	94-3348934
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

740 Heinz Avenue

Berkeley, California 94710

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (510) 848-4400

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ADRO	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 1.01	Entry into a Material Definitive Agreement

On August 17, 2020, Aduro Biotech, Inc. (“Aduro” or the “Company”), Aspire Merger Sub, Inc. (“Merger Sub”) and Chinook Therapeutics U.S., Inc. (“Chinook”) entered into Amendment No. 1 (the “Amendment”) to the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated June 1, 2020, by and among the Company, Merger Sub and Chinook. The Amendment revises the Merger Agreement to, among other things, reflect Chinook’s contemplated private placement financing, which is expected to occur immediately prior to the closing of the merger of Merger Sub with and into Chinook (the “Merger”). The Amendment revises the Exchange Ratio to be used for purposes of determining the number of shares of Aduro common stock to be received by Chinook stockholders in the Merger to exclude the shares of common stock issued by Chinook in its proposed private placement financing from the shares of Chinook capital stock treated as outstanding for purposes of the Exchange Ratio.

Other than as expressly modified pursuant to the Amendment, the Merger Agreement remains in full force and effect as originally executed on June 1, 2020. The foregoing summary of the terms of the Amendment is subject to, and qualified in its entirety by, the copy of the Amendment filed as Exhibit 2.1 to this Current Report on Form 8-K, which is incorporated herein by reference.

Item 1.02	Termination of a Material Definitive Agreement

As previously disclosed on June 2, 2020, Chinook and certain investors named therein entered into a Note Purchase Agreement (the “Note Purchase Agreement”), dated June 1, 2020, pursuant to which, immediately prior to the closing of the Merger, the investors would purchase convertible promissory notes in an aggregate amount of $25,000,000.

On August 17, 2020, the Company, Chinook, Versant Venture Capital VII and affiliated entities, Apple Tree Partners IV, L.P. and Samsara BioCapital, L.P. (the “Investors”) entered into a Note Termination Agreement (the “Note Termination Agreement”), pursuant to which the Note Purchase Agreement was terminated on August 17, 2020 as of immediately prior to the execution of a subscription agreement by and among Chinook and the Investors in connection with Chinook’s contemplated private placement financing.

The foregoing summary of the terms of the Note Termination Agreement is subject to, and qualified in its entirety by, the copy of the Note Termination Agreement filed as Exhibit 10.1 to this Current Report on Form 8-K, which is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit No.	Description

2.1	Amendment No. 1 to Agreement and Plan of Merger and Reorganization, dated August 17, 2020, by and among Aduro Biotech, Inc., Aspire Merger Sub, Inc. and Chinook Therapeutics U.S., Inc.

10.1	Note Termination Agreement, dated August 17, 2020, by and among Aduro Biotech, Inc., Chinook Therapeutics U.S., Inc. and certain investors named therein.

104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).

Additional Information and Where to Find It

Aduro has filed a Registration Statement on Form S-4 containing a proxy statement/prospectus of Aduro and other documents concerning the proposed merger with the SEC. BEFORE MAKING ANY VOTING DECISION, ADURO’S STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY ADURO WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Aduro with the SEC at the SEC’s website at www.sec.gov. Aduro makes available free of charge at www.aduro.com (in the “Investor Relations” section), copies of materials that Aduro files with, or furnishes to, the SEC.

Participants in the Solicitation

This communication does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Aduro and Chinook, and each of their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Aduro in connection with the proposed merger. Security holders may obtain information regarding the names, affiliations and interests of Aduro’s directors and officers in Aduro’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 9, 2020, and its definitive proxy statement for the 2020 annual meeting of stockholders, which was filed with the SEC on March 24, 2020. To the extent the holdings of Aduro’s securities by Aduro’s directors and executive officers have changed since the amounts set forth in Aduro’s proxy statement for its 2020 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger are included in the proxy statement/prospectus relating to the proposed merger, which was filed with the SEC on July 22, 2020, as may be amended or supplemented from time to time. These documents may be obtained free of charge from the SEC’s website at www.sec.gov and Aduro’s website at www.aduro.com.

Cautionary Note on Forward-Looking Statements

This communication contains forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding the Chinook private placement financing and the merger with Chinook. In some cases, you can identify these statements by forward-looking words such as “may,” “will,” “continue,” “anticipate,” “intend,” “could,” “project,” “expect” or the negative or plural of these words or similar expressions. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, the risk that the proposed merger with Chinook may not be completed in a timely manner or at all, which may adversely affect Aduro’s business and the price of the common stock of Aduro; the failure of either party to satisfy any of the conditions to the consummation of the proposed merger, including the approval by Aduro’s stockholders of the issuance of shares of Aduro common stock in the merger and the change of control resulting from the merger; uncertainties as to the timing of the consummation of the proposed merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the effect of the announcement or pendency of the proposed merger on Aduro’s business relationships, operating results and business generally; risks that the proposed merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed merger; risks related to diverting management’s attention from Aduro’s ongoing business operations; the outcome of any legal proceedings that may be instituted against Aduro related to the merger agreement or the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; our history of net operating losses and uncertainty regarding our ability to achieve profitability, our ability to develop and commercialize our product candidates, our ability to use and expand our technology platforms to build a pipeline of product candidates, our ability to obtain and maintain regulatory approval of our product candidates, our ability to operate in a competitive industry and compete successfully against competitors that have greater resources than we do, our reliance on third parties, and our ability to obtain and adequately protect intellectual property rights for our product candidates; and the effects of COVID-19 on our clinical programs and business operations. We discuss many of these risks in greater detail under the heading “Risk Factors” contained in our quarterly report on Form 10-Q for the quarter ended June 30, 2020, filed with the SEC on August 3, 2020, and our other filings with the SEC. Any forward-looking statements that we make in this communication speak only as of the date of this communication. We assume no obligation to update our forward-looking statements whether as a result of new information, future events or otherwise, after the date of this communication.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 18, 2020		Aduro Biotech, Inc.

	By:	/s/ Celeste Ferber
Celeste Ferber
SVP, General Counsel and Corporate Secretary

Exhibit 2.1

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Amendment”) is made and entered into as of August 17, 2020, by and among ADURO BIOTECH, INC., a Delaware corporation (“Parent”), ASPIRE MERGER SUB, INC., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and CHINOOK THERAPEUTICS U.S., INC., a Delaware corporation (the “Company”). Capitalized terms used and not defined herein shall have the respective meanings given to such terms in the Merger Agreement (as defined below).

WHEREAS, Parent, Merger Sub and the Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated as of June 1, 2020, pursuant to which, among other things, Merger Sub will merge with and into the Company (the “Merger”), on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent;

WHEREAS, Section 10.2 of the Merger Agreement provides that the Merger Agreement may be amended with the approval of the respective Boards of Directors of the Company, Merger Sub and Parent at any time, subject to applicable stockholder approvals, and may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Parent; and

WHEREAS, the parties hereto desire to amend the terms of the Merger Agreement as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Amendment and in the Merger Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties, intending to be legally bound, agree as follows:

1.    Each reference to the “Note Purchase Agreement” in the Agreement is hereby deleted and replaced with a reference to the “Subscription Agreement.” Each reference to the “Company Convertible Notes” is hereby deleted.

2.    Recital B of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“The Parties intend that the Merger (defined below) qualify as a “reorganization” within the meaning of Section 368(a) of the Code.”

3.    Recital K of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Immediately prior to the execution and delivery of the Amendment, dated as of August 17, 2020, to this Agreement, certain investors have executed a Subscription Agreement among the Company and the Persons named therein (representing an aggregate commitment no less than the

Concurrent Investment Amount), pursuant to which such Persons will have agreed to purchase the number of shares of Company Capital Stock set forth therein immediately prior to the Closing in connection with the Company Financing (the “Subscription Agreement”).”

4.    Section 1.1 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation following the Merger (the “Surviving Corporation”).”

5.    Section 1.11 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Tax Consequences. For United States federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code. The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations
Section 1.368-2(g).”

6.    Section 1.5(a)(ii) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“subject to Section 1.5(c), each share of Company Capital Stock outstanding (including any outstanding shares of Company Common Stock issued in the Company Financing) immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.5(a)(i) and excluding Dissenting Shares) shall be converted solely into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio (the “Merger Consideration”).”

7.    Section 2.6(d) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Except for the rights pursuant to the Subscription Agreement and the outstanding Company Options set forth in Section 2.6(c) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company or the Company Subsidiary, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or the Company Subsidiary, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company or the Company Subsidiary is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company or the Company Subsidiary. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company or the Company Subsidiary.”

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8.    Section 2.6(e) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“All outstanding shares of Company Common Stock, Company Preferred Stock, Company Options and other securities of the Company have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.”

9.    Section 2.20 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Subscription Agreement. A copy of the fully executed Subscription Agreement has been delivered to Parent. The Subscription Agreement has not been amended or modified in any manner prior to the date of this Agreement. Neither the Company nor, to the Knowledge of the Company, any of its Affiliates has entered into any agreement, side letter or other arrangement relating to the Company Financing other than as set forth in the Subscription Agreement. The respective obligations and agreements contained in the Subscription Agreement have not been withdrawn or rescinded in any respect. The Subscription Agreement is in full force and effect and represents a valid, binding and enforceable obligation of the Company and, to the Knowledge of the Company, of each party thereto, subject to the Enforceability Exceptions. No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of the Company or, to the Knowledge of the Company, any other party thereto, under the Subscription Agreement. To the Knowledge of the Company, no party thereto will be unable to satisfy on a timely basis any obligation of such party in Subscription Agreement. There are no conditions precedent related to the consummation of the Company Financing contemplated by the Subscription Agreement, other than the satisfaction or waiver of the conditions expressly set forth in Sections 4 and 5 of the Subscription Agreement. To the Knowledge of the Company, the proceeds of the Company Financing will be made available to the Company prior to the consummation of the Merger.”

10.    Section 4.2(b)(ii) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: (A) any capital stock or other security of the Company or the Company Subsidiary (except for shares of outstanding Company Common Stock issued upon the valid exercise or settlement of Company Options in accordance with their terms as in effect as of the date of this Agreement, and shares of capital stock of the Company issued in connection with the Company Financing pursuant to the Subscription Agreement), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company or the Company Subsidiary;”

11.    Section 4.7 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“[Reserved]”

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12.    Section 5.5(c) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“[Reserved]”

13.    Section 5.5(d) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company Plans and otherwise) to effectuate the provisions of this Section 5.5 and to ensure that, from and after the Effective Time, holders of Company Options have no rights with respect thereto other than those specifically provided in this Section 5.5.”

14.    Section 5.10 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Tax Matters. The Parties shall not file any U.S. federal, state or local Tax Return in a manner that is inconsistent with the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required by a Taxing authority pursuant to an audit defended in good faith. The Parties shall use their respective commercially reasonable efforts to cause the Merger to qualify, and will not take any action or cause any action to be taken which action would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.”

15.    Section 7.4 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Company Financing. The Company shall have received the cash proceeds of the Company Financing of not less than the Concurrent Investment Amount on the terms and conditions set forth in the Subscription Agreement.”

16.    The definition of “Company Financing” set forth in Exhibit A of the Merger Agreement is hereby amended and restated in its entirety as follows:

““Company Financing” means a financing involving the sale of Company Common Stock pursuant to the Subscription Agreement with aggregate gross cash proceeds to the Company of not less than the Concurrent Investment Amount.”

17.    The definition of “Contemplated Transactions” set forth in Exhibit A of the Merger Agreement is hereby amended and restated in its entirety as follows:

““Contemplated Transactions” means the Merger and the other transactions contemplated by the Agreement, including the Closing Dividend, the Parent Reverse Stock Split (to the extent applicable and necessary) and the Company Financing.”

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18.     The definition of “Company Outstanding Shares” contained in the definition of “Exchange Ratio” set forth in Exhibit A of the Merger Agreement is hereby amended and restated in its entirety as follows:

““Company Outstanding Shares” means the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Company Common Stock basis and assuming, without duplication, (i) the exercise of all Company Options outstanding as of immediately prior to the Effective Time, and (ii) the issuance of shares of Company Common Stock in respect of all warrants or rights to receive such shares that will be outstanding immediately after the Effective Time, including any Promised Options (as defined in the Company Disclosure Schedule); provided, however, that the foregoing shall not include (A) any commitments by the Company to grant incentive equity awards following the Closing to employees hired by the Company after the date hereof or (B) any shares of Company Common Stock issued pursuant to the Subscription Agreement.”

19.    Effect of Amendment. This Amendment shall form a part of the Merger Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the parties hereto, each reference in the Merger Agreement to “this Agreement,” “hereof,” “hereunder,” “herein,” “hereby” or words of like import referring to the Merger Agreement shall mean and be a reference to the Merger Agreement as amended by this Amendment.

20.    Full Force and Effect. Except as expressly amended hereby, each term, provision, exhibit and schedule of the Merger Agreement is hereby ratified and confirmed and remain in full force and effect. This Amendment may not be amended except by an instrument in writing signed by the parties hereto.

21.    Counterparts. This Amendment may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

22.    Additional Miscellaneous Terms. The provisions of Article X (Miscellaneous Provisions) of the Merger Agreement shall apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.

[Signature page follows]

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IN WITNESS WHEREOF, the parties have caused this Amendment to be executed and delivered as of the date first written above.

ADURO BIOTECH, INC.

By:	/s/ Stephen T. Isaacs
Name:	Stephen T. Isaacs
Title:	Chairman, President and CEO

ASPIRE MERGER SUB, INC.

By:	/s/ Stephen T. Isaacs
Name:	Stephen T. Isaacs
Title:	President

[Signature page to Amendment No. 1 to Agreement and Plan of Merger and Reorganization]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed and delivered as of the date first written above.

CHINOOK THERAPEUTICS U.S., INC.

By:	/s/ Eric Dobmeier
Name:	Eric Dobmeier
Title:	President and Chief Executive Officer

[Signature page to Amendment No. 1 to Agreement and Plan of Merger and Reorganization]

Exhibit 10.1

Execution Version

NOTE TERMINATION AGREEMENT

This Note Termination Agreement (this “Agreement”) is made and entered into as of August 17, 2020 by and among Chinook Therapeutics U.S., Inc., a Delaware corporation (the “Company”), the parties listed in Exhibit A (each, individually, an “Investor” and collectively, the “Investors”), and Aduro Biotech, Inc., a Delaware corporation (“Parent”). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Note Purchase Agreement (as defined below).

RECITALS

A.    WHEREAS, as a condition to Parent’s entry into the Agreement and Plan of Merger and Reorganization, dated as of June 1, 2020, by and among Parent, Aspire Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company (the “Merger Agreement”), the Company and the Investors previously entered into the Note Purchase Agreement, dated as of June 1, 2020 (the “Note Purchase Agreement”).

B.    WHEREAS, Parent, Merger Sub and the Company desire to amend the Merger Agreement and are entering into that certain Amendment to Agreement and Plan of Merger and Reorganization (the “Merger Agreement Amendment,” together with the Merger Agreement, the “Amended Merger Agreement”), pursuant to which the requirement to enter into the Note Purchase Agreement shall be terminated, cancelled, and exchanged with a requirement to enter into that certain Subscription Agreement, dated as of the date hereof, between the Company, the Investors and certain other purchasers thereto (the “Subscription Agreement”).

C.    WHEREAS, Section 6.8 of the Note Purchase Agreement provides that, the Note Purchase Agreement may be amended or waived only with the written consent of (i) the Company, (ii) the holders of Notes representing at least a majority of the aggregate Principal Balances and (iii) Parent (collectively, the “Requisite Approval”).

D.    WHEREAS, in accordance with the provisions of the Amended Merger Agreement and the Note Purchase Agreement, the Investors constituting the Requisite Approval and the Company desire to terminate, cancel and extinguish the Note Purchase Agreement, contingent upon and effective as of immediately prior to the execution of the Subscription Agreement by the Company and the Investors.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, covenants and mutual agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.    Termination of Note Purchase Agreement. The undersigned, comprising the Requisite Approval, agree that, contingent upon and effective as of immediately prior to the execution of the Subscription Agreement by the Company and the Investors (the “Effective Time”), the Note Purchase Agreement shall be terminated, cancelled and extinguished in its entirety in for no additional consideration.

2.    Release; Authority and Ownership. Contingent and effective upon the termination of the Note Purchase Agreement, Investor hereby releases, waives and forever discharges the Company from all right, title and interest that Investor has or may have in, to or under the Note Purchase Agreement and any and all claims, demands, damages, debts, liabilities, obligations, costs, expenses, actions and causes of action related thereto. Investor represents to Company that Investor has not been issued a Note pursuant to the Note Purchase Agreement. Each of the parties represents and warrants that such party possesses full right, power and authority to enter into this Agreement without any violation of, or conflict with, the rights of any third party.

3.    Miscellaneous.

(a)    Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.

(b)    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Delaware without reference to such state’s principles of conflicts of law.

(c)    Counterparts; Facsimile Signatures. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed and delivered by facsimile or by email in portable document format (.pdf), and delivery of the signature page by either such method will be deemed to have the same effect as if the original signature had been delivered to the other parties.

(d)    Further Assurances. Each party to this Agreement agrees to execute any instrument, to take any other action and to give any further assurances that the Investors reasonably requests to terminate any right, title or interest such party may have in the Note Purchase Agreement.

(e)    Amendment; Waiver. Subject to the provisions of applicable law, the parties hereto may amend this Agreement at any time pursuant to an instrument in writing signed on behalf of each of the parties hereto.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement all as of the date first above written.

THE COMPANY

CHINOOK THERAPEUTICS U.S., INC.

By:	/s/ Eric Dobmeier
Name:	Eric Dobmeier
Title:	President and Chief Executive Office

[SIGNATURE PAGE TO NOTE TERMINATION AGREEMENT]

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement all as of the date first above written.

PARENT

ADURO BIOTECH, INC.

By:	/s/ Stephen T. Isaacs
Name:	Stephen T. Isaacs
Title:	Chairman, President and CEO

[SIGNATURE PAGE TO NOTE TERMINATION AGREEMENT]

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement all as of the date first above written.

THE INVESTORS:

INVESTOR NAME: Samsara BioCapital, L.P.

By:	/s/ Srini Akkaraju
Name:	Srini Akkaraju
Title:

[SIGNATURE PAGE TO NOTE TERMINATION AGREEMENT]

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement all as of the date first above written.

THE INVESTORS:

INVESTOR NAME:
Apple Tree Partners IV, L.P.
By: ATP III GP, Ltd., its General Partner

By:	/s/ Seth L. Harrison
Name:	Seth L. Harrison
Title:	Director

[SIGNATURE PAGE TO NOTE TERMINATION AGREEMENT]

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement all as of the date first above written.

THE INVESTORS:

INVESTOR NAME:
Versant Venture Capital VII, L.P.
By:	Versant Ventures VII GP, L.P.
By:	Versant Ventures VII GP-GP, LLC

By:	/s/ Jerel C. Davis
Name:	Jerel C. Davis
Title:	Managing Director

Versant Voyageurs I Parallel, L.P.

By: Versant Voyageurs I GP, L.P.

By: Versant Ventures VI GP, L.P.

By: Versant Ventures VI GP-GP, LLC

By:	/s/ Jerel C. Davis
Name:	Jerel C. Davis
Title:	Managing Director

Versant Voyageurs I, L.P.
By: Versant Voyageurs I GP Company

By:	/s/ Jerel C. Davis
Name:	Jerel C. Davis
Title:	Director

[SIGNATURE PAGE TO NOTE TERMINATION AGREEMENT]

EXHIBIT A

Investors

Versant Venture Capital VII

One Sansome Street, Suite 3630

San Francisco, CA 94104

Versant Voyageurs I

One Sansome Street, Suite 3630

San Francisco, CA 94104

Versant Voyageurs I Parallel

One Sansome Street, Suite 3630

San Francisco, CA 94104

Apple Tree Partners IV, L.P.

230 Park Avenue, Suite 2800

New York, New York 10169

Samsara BioCapital, L.P.

628 Middlefield Road

Palo Alto, CA 94301